

RIVELES WAHAB LLP

Attorneys at Law

Simon Riveles, Esq.
40 Wall St., 28th Floor
New York, NY 10005
VOICE: 212-785-0096 | FAX: 212-671-1874
EMAIL: simon@randwlawfirm.com | WEB: www. randwlawfirm.com

2/6/2018

Via EDGAR

Attn: Tom Kluck and Stacie Gorman
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: Amendment of Multi-Housing Income REIT, Inc. Offering Statement on Form 1-A, Filed November 17, 2017; File No. 024-10764

Dear Mr. Kluck and Ms. Gorman,

We appreciate your ongoing review of the Multi-Housing Income REIT's Form 1-A Offering Statement and associated offering materials. We have reviewed your letter of December 12, 2017 and provided responses to certain items listed below, according to the numbering used in your letter.

On January 30, we provided the following: we (1) amended and refiled the Offering Statement in consideration of your comments and for clarity; (2) filed a copy of the REIT's Escrow Agreement; (3) Provided an exhibit index in the Offering Statement in accordance with Items 16 and 17 of Form 1-A.

However, we have amended the Offering Statement once more, and made the following, additional changes to it.

We are awaiting the receipt of the financial statements (Part F/S) and tax opinion from Cohn Reznick and will upload these as soon as is practical once we receive them (and amend the exhibit index accordingly).

Critical Accounting Policies: We have added a subsection dealing with equity method accounting policies.

Prior Performance: We have removed the "Prior Performance" section from the Offering Statement.

Service Provider Addresses: We have updated the auditor's address.

Thank you for your attention to this matter. Please feel free to reach out to us by telephone at (212) 785-0096 or via email at simon@randwlawfirm.com.

Very Truly Yours,
Riveles Wahab LLP

By:_____
Simon Riveles, Esq.